SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CPG Carlyle Commitments Fund, LLC

(Name of Issuer)

CPG Carlyle Commitments Fund, LLC

(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
125 West 55th Street
New York, New York 10019
(212) 317-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

February 1, 2024

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG Carlyle Commitments Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase Class A and Class I units of beneficial interest of the Fund (the "Units"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letters of Transmittal (attached as Exhibits (a)(1)(iii)(a) and (b)), the Fund will purchase up to $56,559,000 of Units that are tendered and not withdrawn prior to the end of the day on March 1, 2024, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a)            The name of the filing person is CPG Carlyle Commitments Fund, LLC. The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 125 West 55th Street, New York, New York 10019 and the telephone number is (212) 317-9200. The Fund's Executive Officers are: Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; Michael E. Dresnin, Vice President and Secretary; Gregory P. Brousseau, David F. Connor, Graeme Conway, Ruth S. Goodstein and Rick Salus, each, a Vice President; and Seth L. Pearlstein, Chief Compliance Officer. The Fund's Directors are: Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, Mitchell A. Tanzman and Sharon J. Weinberg. The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 125 West 55th Street, New York, New York 10019.

ITEM 10.	Financial Statements.

(a)            (1)            Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022.

Audited financial statements for the fiscal year ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 9, 2023.

Unaudited financial statements for the six-month period ended September 30, 2023, previously filed with the SEC on Form N-CSR on December 8, 2023.

(2)            The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)            Not applicable.

(4)            Net asset value per Unit of Class A Units and Class I Units of $14.56 and $31.72 (as of November 30, 2023), respectively.

(b)            The Fund's assets will be reduced by the value of the Units purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 11.	Additional Information.

Until March 31, 2024, Gregory Brousseau and Mitchell A. Tanzman will continue to serve as the Fund's portfolio managers (the "Portfolio Managers"). As Portfolio Managers, Mr. Brousseau and Mr. Tanzman have been jointly and primarily responsible for the day-to-day management of the Fund's portfolio.

The Adviser has established a committee (the "Investment Committee") which is, with certain exceptions, consulted with respect to investment decisions for the Fund. Effective April 1, 2024, the Investment Committee will become solely responsible for portfolio allocation and for final investment decisions. Effective April 1, 2024, the Investment Committee members will be jointly and primarily responsible for the day-to-day management of the Fund's portfolio. Information about the Investment Committee members is discussed in the Fund's Confidential Memorandum, dated January 30, 2024, as amended and restated or supplemented from time to time (the "Memorandum").

Since March 11, 2022, the Adviser has been an indirect wholly-owned subsidiary of Macquarie Management Holdings, Inc., which is an indirect wholly-owned subsidiary of Macquarie Group Limited ("Macquarie Group"). On July 31, 2023, the Adviser entered into an agreement (the "Agreement") with Macquarie Asset Management ("MAM"), Macquarie Group's global asset management division, and Carlyle Investment Management, L.L.C. ("Carlyle Investment Management"), a wholly owned subsidiary of The Carlyle Group Inc. and its affiliates ("Carlyle"). Carlyle has agreed, subject to certain limitations, to provide certain investment and marketing opportunities to the Fund and CPG Carlyle Commitments Master Fund, LLC (the "Master Fund"). These opportunities will include: (i) providing access to additional co-investment and secondary investment opportunities; (ii) providing marketing and distribution support and assistance with respect to the Fund and the Master Fund; (iii) using commercially reasonable efforts to introduce new avenues of distribution for the Fund and the Master Fund; and (iv) assisting with marketing the Fund and the Master Fund to existing distribution platforms. While the parties believe that this arrangement is beneficial for the Fund and the Master Fund, the Fund and the Master Fund has no obligation to participate in any specific number or amount of these investment opportunities. In consideration of these benefits, MAM will pay an amount equal to a portion of the net revenues the Adviser receives from the Fund to Carlyle. None of the amounts paid will be paid from the Fund or the Master Fund's assets. The Agreement may be terminated under certain circumstances.

In connection with the formation of the Fund and the Master Fund, the Adviser entered into a licensing agreement (the "Prior Licensing Agreement") with Carlyle Investment Management pursuant to which Carlyle granted the Adviser a license to use certain Carlyle trade names, trademarks and/or service marks (the "Carlyle Marks"). Concurrent with entering into the Agreement, the parties terminated the Prior Licensing Agreement and entered into a new licensing agreement (the "Licensing Agreement") with Carlyle Investment Management which, among other things, continues the rights of the Fund and the Master Fund to use the Carlyle Marks. As with the Agreement, the Licensing Agreement may be terminated under certain circumstances. Carlyle is not a sponsor, promoter, adviser or affiliate of the Fund or the Master Fund and Carlyle does not manage or participate in the investment program of the Fund or the Master Fund. Information about the Fund's recently expanded relationship with Carlyle is discussed in the Fund's Memorandum.

ITEM 12.	Exhibits.

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG CARLYLE COMMITMENTS FUND, LLC

	By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Principal Accounting Officer

February 1, 2024

EXHIBIT INDEX

Exhibit

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)(a)	Form of Letter of Transmittal.

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.